SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of August, 2019

Commission File Number 1-34129

CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS
(Exact name of registrant as specified in its charter)

BRAZILIAN ELECTRIC POWER COMPANY
(Translation of Registrant's name into English)

Rua da Quitanda, 196 – 24th floor,
Centro, CEP 20091-005,
Rio de Janeiro, RJ, Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

1
CA/CAAS Rua da Quitanda, No. 196, 25th floor. 22210-030 Rio de Janeiro - RJ Phone #: (21) 2514-5641 Excerpt of the minutes of RCA 828, February 22, 2019 . DEL- 017/2019

CERTIFICATE

EXCERPT OF THE MINUTES OF THE EIGHT HUNDRED AND TWENTY EIGHT MEETING OF THE BOARD OF DIRECTORS OF CENTRAIS ELÉTRICAS BRASILEIRAS S.A. – ELETROBRAS

NIRE (Corporate Registration Identification Number) 53300000859/CNPJ (Brazilian Registration of Legal Entities) no. 00001180/0001-26

It is hereby certified, for all due intents and purposes, that on the second day of February of two thousand nineteen, at nine a.m, the Board of Directors of Centrais Elétricas Brasileiras S.A. – Eletrobras (“Company”) held at ELETROBRAS office in São Paulo, ‘Edifício SP Trade, Rua Funchal nº 375, 14º floor, Vila Olímpia, São Paulo – SP’.  The chair of business, attending in person, was Director JOSÉ GUIMARÃES MONFORTE. Directors WILSON PINTO FERREIRA JR., JOSÉ PAIS RANGEL, ARIOSTO ANTUNES CULAU, ELVIRA BARACUHY CAVALCANTI PRESTA, EDVALDO LUÍS RISSO, MAURO GENTILE RODRIGUES DA CUNHA,  VICENTE FALCONI CAMPOS present in person. Directors MANOEL ARLINDO ZARONI TORRES, WALTER BAÈRE DE ARAÚJO FILHO e CARLOS EDUARDO RODRIGUES PEREIRA participated in the meeting via videoconference. Deliberation: DEL-017/2019. Subject: Revision of the Internal Regulations of the Statutory Audit and Risk Committee – CAE and election of new member. The Board of Directors of Centrais Elétricas Brasileiras S.A. – Eletrobras, exercising their powers, and together with a decision of the Executive Board, in the following supporting material and documents, RESOLVED: ● Certificate of the minutes of the 026th Meeting of the Management, People and Eligibility Committee, of February 21, 2019 ● Certificate of the minutes of the 037th meeting of the Statutory Audit and Risk Committee - CAE, of 01.18.2019; ● Certificate of the minutes of the 041st meeting of the Statutory Audit and Risk Committee - CAE, of February 14, 2019; ● PREC Technical Note no. 033, dated 02.18.2019● Report of Deliberation Proposal (not numbered), of February 15, 2019; 1. approve the revision of the Internal Regulations of the Statutory Audit and Risk Committee - CAE, pursuant to the attached draft; approve the election of Mr. Luís Henrique Bassi Almeida, Brazilian, married, electrical engineer, bearer of Identity Card No. 1,646,388, issued by SSP/DF on 06/06/2007, registered with the CPF under no. 846.703.121-20, resident and domiciled at ‘SCEN Trecho 1 Conjunto 36 Bloco G Apt 304, Ilha do Lago Condominium’, Asa Norte District, Brasília/DF, for member of the Statutory Audit and Risk Committee - CAE, once he fulfills the special investiture requirements of Brazilian law and still meets the criteria of independence set forth by US law, its term of office commences 2 (two) years from the date of this resolution, and the effectiveness of the mandate is conditional upon signature of the Term Ownership Agreement within the period indicated in art. 149, §1, of Law 6,404/76; 3. determine that the Presidency – PR, by the Management and Sustainability Board  – DS, submit to the Eletrobras governance bodies, for consideration, a proposal to update the Referral Policy at the Holding Company and the Subsidiaries, Affiliates, Foundations and Associations of the Eletrobras Companies; 4. Determine that the Governance Secretariat of the Board of Directors –  CAAS, the Investor Relations Superintendece – DFR and The Strategy, Business Management and Sustainability Superintendence - PRE, each one within its scope of action, adopt the necessary measures to comply with this Resolution. This certificate is issued and signed by me, FERNANDO KHOURY FRANCISCO JUNIOR, Consultant of the Board of Directors of Eletrobras and Alternate Governance Secretary.

Rio de Janeiro, August 28, 2019.

FERNANDO KHOURY FRANCISCO JUNIOR

Alternate Governance Secretary

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: August 29, 2019
CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS

By:	/S/ Elvira Baracuhy Cavalcanti Presta
Elvira Baracuhy Cavalcanti Presta CFO and Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.